Exhibit 99.1

Autohome Inc. Announces Unaudited Second Quarter Ended June 30, 2019 Financial Results

Second Quarter Net Revenues Were RMB2.31 Billion, Exceeding the High End of the Company’s Guidance, Representing an Increase of 23.5% Year-over-Year

BEIJING, August 7, 2019 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights1

•	Net Revenues in the second quarter of 2019 were RMB2,309.0 million ($336.3 million), exceeding the high end of the Company’s original guidance of RMB2,305.0 million ($335.8 million).

•	Net Income attributable to Autohome Inc. in the second quarter of 2019 was RMB801.9 million ($116.8 million), compared to RMB691.6 million for the corresponding period of 2018.

•

Mobile Traffic Leadership Continues: In June 2019, the total number of average daily active users who accessed the Company’s mobile websites, primary application and mini-apps reached 37.8 million, representing an increase of 48% compared to June 2018, and further solidifying the Company’s dominant position in the auto vertical sector in China.

•

818 Global Super Auto Show: In an effort to support OEMs and dealers and maintain long- term partnership with them, starting this August, the Company has launched various offline activities and online auto show events for car owners, auto fans and industry experts in China. In particular, the Company worked with top producers from Hunan TV to launch the first-ever auto-themed gala on August 18, 2019 (the “818 Global Super Auto Show”). By the end of July, more than 80 auto brands and over 2,400 dealers have signed up for the event.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “I’m pleased to report a solid quarter with total revenue managing to increase by 23.5% year-over-year, despite the continuous decline in new car sales. During the quarter, we strove to expand content offerings while continuing to improve the user experience through a major upgrade of the Autohome App. On the product front, we plan to extend our data services to serve the R&D department of OEMs, and further enable dealer partners through AI-powered new data products. With all the aforementioned progress, we are confident to continue to drive our growth and generate returns for our shareholders over the long-term.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.8650 on June 28, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “In the second quarter, we maintained the solid growth momentum in our core business. Our new initiatives once again picked up steam and gained positive market recognition. In response to the prolonged sales decline in the auto sector, we proactively stepped up our efforts in supporting OEMs/dealers through initiatives such as the “818 Global Super Auto Show”. We believe such efforts will bode well with our strategy and benefit to the long-term relationship with our partners.”

Overview of Key Financial Results for the Second Quarter 2019

Key Financial Results

(In RMB Millions except for per share data)	2Q2018	2Q2019	% Change
Net Revenues	1,868.9	2,309.0	23.5%
Net Income attributable to Autohome Inc.	691.6	801.9	15.9%
Adjusted Net Income attributable to Autohome Inc.[2] (Non-GAAP)	744.3	855.4	14.9%
Diluted Earnings Per Share[3]	5.79	6.70	15.7%

Unaudited Second Quarter 2019 Financial Results

Net Revenues

Net revenues in the second quarter of 2019 were RMB2,309.0 million ($336.3 million) compared to RMB1,868.9 million in the corresponding period of 2018.

•

Media services revenues increased by 10.5% to RMB1,028.3 million ($149.8 million) from RMB930.2 million in the corresponding period of 2018. The increase was mainly attributable to an increase in average revenue per automaker advertiser as automakers continued to allocate a greater portion of their advertising budgets to Autohome, which provides an increasingly diversified and optimized product portfolio.

•

Leads generation services revenues increased by 20.1% to RMB888.8 million ($129.5 million) from RMB740.0 million in the corresponding period of 2018. The increase was primarily attributable to the increase in average revenue per paying dealer.

•

Online marketplace and others revenues increased by 97.2% to RMB391.9 million ($57.1 million) from RMB198.7 million in the corresponding period of 2018. This increase was primarily attributable to the increased contribution from data products and auto-financing businesses.

[2]

Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

[3]	Each ordinary share equals one ADS.

Cost of Revenues

Cost of revenues were RMB263.6 million ($38.4 million) compared to RMB208.7 million in the corresponding period of 2018. In addition, cost of revenues included share-based compensation expenses of RMB4.1 million ($0.6 million) during the second quarter of 2019, compared to RMB7.1 million for the corresponding period of 2018.

Operating Expenses

Operating expenses were RMB1,335.3 million ($194.5 million) in the second quarter of 2019, compared to RMB987.5 million in the corresponding period of 2018. The increase was mainly due to increases in sales and marketing expenses and product development expenses, as the Company continued to invest in future growth opportunities.

•

Sales and marketing expenses were RMB892.9 million ($130.1 million) in the second quarter of 2019, compared to RMB588.0 million in the corresponding period of 2018. The increase was primarily due to the increased offline execution expenses to support automakers and dealers. Sales and marketing expenses for the second quarter of 2019 included share-based compensation expenses of RMB12.9 million ($1.9 million), compared to RMB13.9 million in the corresponding period of 2018.

•

General and administrative expenses were RMB81.8 million ($11.9 million) in the second quarter of 2019, compared to RMB86.4 million in the corresponding period of 2018. General and administrative expenses for the second quarter of 2019 included share-based compensation expenses of RMB15.2 million ($2.2 million), compared to RMB15.7 million in the corresponding period of 2018.

•

Product development expenses were RMB360.6 million ($52.5 million) in the second quarter of 2019 compared to RMB313.1 million in the corresponding period of 2018. The increase was primarily due to an increase in staff cost related to product development. Product development expenses for the second quarter of 2019 included share-based compensation expenses of RMB20.2 million ($2.9 million), compared to RMB14.9 million in the corresponding period of 2018.

Operating Profit

Operating profit was RMB835.3 million ($121.7million) in the second quarter of 2019, compared to RMB748.4 million in the corresponding period of 2018.

Income tax expense

Income tax expense was RMB147.3 million ($21.5 million) in the second quarter of 2019, compared to RMB145.1 million in the corresponding period of 2018.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. was RMB801.9 million ($116.8 million) in the second quarter of 2019, compared to RMB691.6 million in the corresponding period of 2018. Basic and diluted earnings per share/per ADS or “EPS” were RMB6.77 ($0.99) and RMB6.70 ($0.98), respectively, compared to basic and diluted EPS of RMB5.89 and RMB5.79, respectively, in the corresponding period of 2018.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc., excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, was RMB855.4 million ($124.6 million) in the second quarter of 2019, compared to RMB744.3 million in the corresponding period of 2018. Non-GAAP basic and diluted EPS were RMB7.22 ($1.05) and RMB7.15 ($1.04), respectively, compared to non-GAAP basic and diluted EPS of RMB6.33 and RMB6.23, respectively, in the corresponding period of 2018.

Balance Sheet and Cash Flow

As of June 30, 2019, the Company had cash and cash equivalents and short-term investments of RMB10.83 billion ($1,577.8 million). Net cash provided by operating activities in the second quarter of 2019 was RMB372.0 million ($54.2 million).

Employees

The Company had 4,223 employees as of June 30, 2019.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB2,160.0 million ($314.6 million) to RMB2,190.0 million ($319.0 million) in the third quarter of fiscal year 2019, representing a 14.4% to 16.0% year-over-year increase. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, August 7, 2019 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong:	+852-3027-6500
China Domestic:	8009-880-563
United Kingdom:	0800-026-1542
International:	+1 646-722-4977
Passcode:	34234955#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 13, 2019:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	319321410#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except per share data)

	For three months ended June 30,			For six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	930,228	1,028,308	149,790	1,514,378	1,671,543	243,488
Leads generation services	739,975	888,799	129,468	1,350,805	1,622,886	236,400
Online marketplace and others	198,680	391,855	57,080	291,754	626,461	91,254

Total net revenues	1,868,883	2,308,962	336,338	3,156,937	3,920,890	571,142

Cost of revenues	(208,691)	(263,630)	(38,402)	(354,832)	(448,084)	(65,271)

Gross profit	1,660,192	2,045,332	297,936	2,802,105	3,472,806	505,871

Operating expenses:
Sales and marketing expenses	(588,038)	(892,901)	(130,066)	(986,070)	(1,402,625)	(204,315)
General and administrative expenses	(86,371)	(81,807)	(11,917)	(149,251)	(149,565)	(21,787)
Product development expenses	(313,121)	(360,603)	(52,528)	(541,911)	(629,176)	(91,650)

Total operating expenses	(987,530)	(1,335,311)	(194,511)	(1,677,232)	(2,181,366)	(317,752)

Other income, net	75,697	125,239	18,243	146,693	201,277	29,319

Operating profit	748,359	835,260	121,668	1,271,566	1,492,717	217,438

Interest income	88,363	114,206	16,636	152,405	228,427	33,274
Loss from equity method investments	(2,314)	(89)	(13)	(4,204)	(1,671)	(243)
Fair value change of other non-current assets	—	—	—	—	(4,026)	(586)

Income before income taxes	834,408	949,377	138,291	1,419,767	1,715,447	249,883

Income tax expense	(145,054)	(147,285)	(21,454)	(248,959)	(266,810)	(38,865)

Net income	689,354	802,092	116,837	1,170,808	1,448,637	211,018

Net loss/(income) attributable to noncontrolling interests	2,276	(213)	(31)	3,605	(449)	(65)
Net income attributable to Autohome Inc.	691,630	801,879	116,806	1,174,413	1,448,188	210,953
Earnings per share for ordinary share
Basic	5.89	6.77	0.99	10.00	12.24	1.78
Diluted	5.79	6.70	0.98	9.85	12.12	1.77

Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	117,523,601	118,463,582	118,463,582	117,424,250	118,347,380	118,347,380
Diluted	119,396,482	119,632,344	119,632,344	119,287,838	119,494,603	119,494,603

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended June 30,			For six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	691,630	801,879	116,806	1,174,413	1,448,188	210,953
Plus: income tax expense	145,054	147,285	21,454	248,959	266,810	38,865
Plus: depreciation of property and equipment	20,168	25,681	3,741	41,431	51,007	7,430
Plus: amortization of intangible assets	2,904	2,917	425	5,808	5,834	850

EBITDA	859,756	977,762	142,426	1,470,611	1,771,839	258,098

Plus: share-based compensation expenses	51,564	52,397	7,632	87,599	105,584	15,380

Adjusted EBITDA	911,320	1,030,159	150,058	1,558,210	1,877,423	273,478

Net income attributable to Autohome Inc.	691,630	801,879	116,806	1,174,413	1,448,188	210,953
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,138	1,139	166	2,276	2,278	332
Plus: share-based compensation expenses	51,564	52,397	7,632	87,599	105,584	15,380

Adjusted Net Income attributable to Autohome Inc.	744,332	855,415	124,604	1,264,288	1,556,050	226,665

Non-GAAP Earnings per share for ordinary shares
Basic	6.33	7.22	1.05	10.77	13.15	1.92
Diluted	6.23	7.15	1.04	10.60	13.02	1.90

Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	117,523,601	118,463,582	118,463,582	117,424,250	118,347,380	118,347,380
Diluted	119,396,482	119,632,344	119,632,344	119,287,838	119,494,603	119,494,603

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET4

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2018	2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	211,970	1,606,520	234,016
Short-term investments	9,849,488	9,224,736	1,343,734
Accounts and notes receivable, net	2,795,835	2,930,444	426,867
Amounts due from related parties, current	34,047	43,882	6,392
Prepaid expenses and other current assets	249,977	336,245	48,980

Total current assets	13,141,317	14,141,827	2,059,989

Non-current assets
Restricted cash, non-current	5,000	5,000	728
Property and equipment, net	170,198	159,627	23,252
Goodwill and intangible assets, net	1,543,682	1,537,849	224,013
Long-term investments	70,979	69,308	10,096
Deferred tax assets	90,179	147,565	21,495
Other non-current assets	734,846	890,428	129,705

Total non-current assets	2,614,884	2,809,777	409,289

Total assets	15,756,201	16,951,604	2,469,278

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,439,948	2,364,244	344,389
Advance from customers	75,017	90,831	13,231
Deferred revenue	1,510,726	1,086,144	158,215
Income tax payable	119,210	181,387	26,422
Amounts due to related parties	19,868	19,525	2,844

Total current liabilities	4,164,769	3,742,131	545,101

Non-current liabilities
Other liabilities	24,068	46,255	6,738
Deferred tax liabilities	455,921	452,167	65,866

Total non-current liabilities	479,989	498,422	72,604

Total liabilities	4,644,758	4,240,553	617,705

Equity
Total Autohome Inc. Shareholders’ equity	11,135,278	12,734,437	1,854,980
Noncontrolling interests	(23,835)	(23,386)	(3,407)

Total equity	11,111,443	12,711,051	1,851,573

Total liabilities and equity	15,756,201	16,951,604	2,469,278

[4]

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (“ASU 2016-02”). Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. The Company has finalized its analysis and the most significant impact is the recognition of right-of-use assets and lease liabilities for operating lease related to office buildings and internet data center (“IDC”) facilities. The Company adopted this guidance effective January 1, 2019 using the modified retrospective method, with the comparative information not being restated and continues to be reported under the accounting standards in effect for those periods. As of June 30, 2019, operating lease right-of-use assets (included in other non-current assets) of RMB124.3 million (US$18.1 million), operating lease liabilities, current (included in accrued expenses and other payables) of RMB98.5 million (US$14.4 million) and operating lease liabilities, non-current (included in other liabilities) of RMB22.2 million (US$3.2 million) was recognized on the consolidated balance sheet.